UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 22, 2024
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on April 22, 2024, entitled "Notice of annual general meeting 14 May 2024".

Equinor ASA: Notice of annual general meeting 14 May 2024

The annual general meeting of Equinor ASA (OSE: EQNR, NYSE: EQNR) will be held 14 May 2024 at 15:00 CEST

The annual general meeting will be held in Equinor Business Center, Forusbeen 50, 4035 Stavanger for those attending in person and via Lumi AGM for those attending digitally. Voting will be carried out electronically via Lumi AGM both for shareholders attending in person and attending digitally. It is also possible to vote in advance or give proxy. Please see detailed information under "Participation" in the notice of the annual general meeting, which is attached hereto.

Further information is also to be found on www.equinor.com/agm

Investor contact: Erik Gonder, + 47 99562611 or email to ergon@equinor.com

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: April 22, 2024	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer